Exhibit 99.1

Claude Resources Inc. Reports Third Quarter Results

"Claude Resources records net earnings of $4.3 million in Q3"

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    Trading Symbols
    TSX - CRJ
    NYSE Amex - CGR
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SASKATOON, Nov. 8 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported its third quarter financial and operating results. For the quarter ended September 30, 2010, the Company recorded net earnings of $4.3 million, or $0.03 per share. This compares to a net loss of $0.4 million for the same period in 2009, or $0.00 per share.

Speaking today in Saskatoon, President and Chief Executive Officer Neil McMillan stated, "Claude continued to achieve positive financial and operating results quarter over quarter. The Seabee Operation achieved planned production results while decreasing unit cash costs. Going forward we expect steadily increasing gold production and improvement in our unit operating costs. We were also pleased with the development of our new Santoy 8 Mine during the third quarter. A commercial production decision is expected to be made sometime in the first quarter of 2011. The Santoy 8 Mine will be a catalyst in the production growth and unit cost reductions at the Seabee Operation. More importantly at forecast production rates and current gold price, the Seabee Operation has the ability to pay for aggressive drill programs at all three of the Company's major projects, Seabee, Madsen and Amisk."

For the nine months ended September 30, 2010, the Company recorded net earnings of $4.4 million, or $0.03 per share, after a $1.6 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares during 2009 and a $1.1 million gain relating to the Company's sale of its Alberta oil and natural gas assets. This compares to a net loss of $5.3 million, or $0.05 per share, for the comparable period in 2009.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") was $6.5 million (Q3 2009 - $4.5 million). For the first nine months of 2010, EBITDA was $12.5 million (YTD 2009 - $8.6 million).

Gold revenue from the Company's Seabee Operation for the quarter ended September 30, 2010 increased 24 percent to $15.7 million from $12.7 million reported in the third quarter of 2009. With consistent gold sales volume (Q3 2010 - 12,081 ounces; Q3 2009 - 12,085 ounces), the increase noted was a result of improved Canadian dollar gold prices realized (Q3 2010 - $1,296 (U.S. $1,247); Q3 2009 - $1,051 (U.S. $958)).

Gold revenue for the first nine months of 2010 increased 23 percent to $41.1 from $33.3 million reported in the first nine months of 2009. This increase was attributable to higher gold sales volume (2010 - 33,159 ounces; 2009 - 30,608 ounces) and a 14 percent improvement in Canadian dollar gold prices realized: YTD 2010 - $1,238 (U.S. $1,195); YTD 2009 - $1,089 (U.S. $931).

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    Financial Highlights (unaudited):

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                      Three Months  Three Months   Nine Months   Nine Months

                      September 30  September 30  September 30  September 30
                              2010          2009          2010          2009
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    Gold revenue
     ($ millions)             15.7          12.7          41.1          33.3
    Cash flow from
     mining operations
     ($ millions)              7.4           5.3          15.8          11.3
    Net earnings (loss)
     ($ millions)              4.3          (0.4)          4.4          (5.3)
    Net earnings (loss)
     per share ($)            0.03         (0.00)         0.03         (0.05)
    Average realized
     gold price
     (CDN$ per
     oz/U.S.$ per oz)  1,247/1,213     1,051/950   1,238/1,195     1,089/931
    Cash operating
     costs (CDN$ per
     oz/U.S.$ per oz)      681/656       614/560       761/735       720/615
    Working capital
     ($ millions)             21.1          10.3          21.1          10.3
    EBITDA ($ millions)        6.5           4.5          12.5           8.6
    -------------------------------------------------------------------------
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Operations:

For the quarter ended September 30, 2010, Claude processed 62,242 tonnes of ore at the Seabee Operation's central Milling Facility with a grade of 6.76 grams of gold per tonne (Q3 2009 - 70,700 tonnes at 6.53 grams of gold per tonne). Produced ounces for the period decreased by nine percent to 12,931 ounces from 14,180 ounces in Q3 2009. Sales volume for the quarter was 12,081 ounces of gold compared to 12,085 ounces of gold in Q3 2009, relatively unchanged period over period.

For the nine months ending September 30, 2010, Claude milled 146,803 tonnes at a grade of 7.56 grams of gold per tonne (YTD 2009 - 176,174 tonnes at 6.01 grams of gold per tonne). Produced ounces were 34,054 (YTD 2009 - 32,528) with mill recoveries of 95.5 percent (YTD 2009 - 95.6 percent). These results are largely attributable to the 26 percent improvement in grade. Gold sales volume for the first nine months of the year improved eight percent to 33,159 ounces from 30,608 for the same period in the prior year. These results are in line with Management's previous guidance of 46,000 to 50,000 ounces of gold production for 2010.

Exploration:

Claude continued its aggressive exploration and development strategy during the third quarter of 2010. Exploration at the Seabee Operation during 2010 has focused continued drilling in the Santoy and Seabee North regions. At the Amisk Gold Property, exploration continued during the third quarter with sampling of in excess of 22,000 metres of historic core. Based on the 2010 winter drilling and preliminary results from the summer sampling program, an expanded budget was approved and a 4,000 metre fall drill program commenced.

Surface drilling at Madsen continued to yield encouraging results from the Austin East and Starratt Olsen targets while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin early in the first quarter of 2011.

Outlook:

During the fourth quarter of 2010, the Company will continue to focus on the following:

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    i)   Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with a continuation of rehabilitation of the 16th level drill platform;
    ii)  Further development of satellite deposits and improvements to operating margins at the Seabee Operation by moving Santoy 8 towards commercial production;
    iii) At the Seabee Operation, continue Seabee Deep exploration and development to increase reserves and resources;
    iv)  Investment in capital projects and equipment to increase both production and productivity at the Seabee Operation; and
    v)   Expand the scope of the Amisk Gold Property and evaluate the bulk mining potential of the system.
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For 2010, forecast gold production at the Seabee Operation is estimated to range from 46,000 to 50,000 ounces of gold. Cash operating costs for 2010 are estimated to be similar to 2009.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 915,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Philip Ng, P.Eng, Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q3 2010 financial statements and notes (unaudited) can be viewed at www.clauderesources.com.

Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

%CIK: 0001173924

For further information: Rick Johnson, CFO, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com
CO: CLAUDE RESOURCES INC.

CNW 08:00e 08-NOV-10